September 14, 2011

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549

Re: St. Joseph, Inc.
EIN: 47-0844532

Commissioners:

We were previously the principal accountants for St. Joseph, Inc., and we reported on the financial statements of St. Joseph, Inc. as of and for the years ended December 31, 2010 and 2009. We have not provided any audit services to St. Joseph, Inc. since the audit of the December 31, 2010 financial statements. We did conduct quarterly reviews on the interim financial statements of St. Joseph, Inc. through June 30, 2011. Effective September 2, 2011, we were dismissed as the principal accountants.

We have read the Company's statements included under Item 4.1 of its Form 8-K dated September 14, 2011. We agree with the statements concerning our Firm in Item 4.1 of the Form 8-K. We have no basis on which to agree or disagree with other statements made in the Form 8-K.

Very truly yours,

Cordovano and Honeck, LLP

Cordovano and Honeck LLP
Englewood, Colorado